Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

January 26, 2023

Re:	DLocal Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 2, 2022 File No. 001-40451

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn: Linda Cvrkel
Rufus Decker

Ladies and Gentlemen:

On behalf of our client, DLocal Limited (the “Company”), this letter sets forth the Company’s responses to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated January 12, 2023 (the “Comment Letter”).

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in the filed version of the Annual Report.

Form 20-F for Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
5. Segment Reporting, page F-28

1.	Your response to comment 4 and your proposed disclosures included in Exhibit D to your response indicate that material non-current assets in other countries are described in Note 20. However, we were unable to locate these disclosures in Note 20. Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and clarifies that the only material non-current assets of the Company are Intangible Assets. Note 20 to the Consolidated Financial Statements includes a description of Intangible Assets, which comprise capitalized expenses related to internally generated software and the intangible assets described in section "Intangible Asset Acquisition” included in the same Note 20. Intangible assets are the only material non-current assets in foreign countries, all of which are located in Malta.

Nevertheless, in future filings and in order to clarify the disclosures required by IFRS 8, the Company proposes to include the following statement in Note 5: Segment reporting: “The Company does not have any non-current assets located in the entity´s country of domicile. Material non-current assets are the Intangible Assets described in note 20 to these Consolidated Financial Statements and are located in Malta.”

* * *

The Company will include the additional disclosure proposed above in its future filings of its annual report on Form 20-F.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Drew Glover at 650 752 2052 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc: Diego Cabrera Canay, Chief Financial Officer, DLocal Limited